October 9, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ETFS Trust: Registration Statement on Form N-1A (File Nos.333-198170 and 811-22986)

Ladies and Gentlemen:

On behalf of our client, ETFS Trust (the “Registrant”), we are filing, pursuant to the Securities Act of 1933 (“1933 Act”), and under the Investment Company Act of 1940, Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-1A. The purpose of Pre-Effective Amendment No. 1 is to respond to staff comments on the Registrant’s initial filing on Form N-1A, filed on August 15, 2014, to make other changes to the Prospectus and Statement of Additional Information for the Registrant’s ETFS Zacks Earnings Large-Cap U.S. Index Fund and ETFS Zacks Earnings Small-Cap U.S. Index Fund and to introduce the ETFS Multi Factor U.S. Large-Cap Index Fund and ETFS Multi Factor Europe Developed Index Fund, as additional new series of the Registrant.

Please contact me at (202) 373-6799 with your questions or comments.

Sincerely,

/s/ W. John McGuire
W. John McGuire